ZA Group, Inc.

6901A N 9th Ave.

#659

Pensacola, FL 32504

678-999-6242

July 12, 2022

VIA EDGAR

Attorney Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ZA Group, Inc.
Form 1-A: Request for Qualification
File No. 024-11715

Dear Mr. Campbell:

ZA Group, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Thursday, July 14, 2022, or as soon as practicable thereafter. For clarification, we are withdrawing the request for the filing that we submitted this afternoon and we have replaced it with this new acceleration request. For your information, the state of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Jonathan Morgan

Jonathan Morgan

CEO